EXHIBIT 7.3

Automatic

Annuity Reinsurance Agreement

(No. 3700-9)

Between

Kemper Investors Life Insurance Company

Of Long Grove, Illinois

(referred to the Reinsured)

and

REINSURER

Redacted

Effective May 1, 1998

Contents

Article		Page No.
I	Automatic Reinsurance	1
II	Liability	1
III	Plan and Amount of Insurance	2
IV	Reinsurance Premiums	2
V	Reinsurance Benefit	2
VI	Reserves	3
VII	Claims	3
VIII	Reporting	4
IX	Annuitization	4
X	General Provisions	5
XI	Recapture	7
XII	Arbitration	7
XIII	Improper Solicitation of Policy Owners	8
XIV	DAC Tax - Section 1.848-2(g)(8) Election	8
XV	Duration of Agreement	9
XVI	Execution	10

Schedule A - Business Reinsured		11
Schedule B - Quarterly Reporting		12
Schedule C - Additional Quarterly Reporting		13
Schedule D - Annual Reporting		14
Schedule E - Subaccounts		15
Schedule F - Prospectuses		16

The Reinsured and the Reinsurer mutually agree to reinsure on the terms and conditions set out below.

Article I

Automatic Reinsurance

1.	Insurance. The Reinsured will cede and the Reinsurer will accept as reinsurance the policies listed on Schedule A-Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Retirement Income Benefit (GRIB) portion of Flexible Premium Variable Deferred Annuity).

2.	Coverages. The policies reinsured in Schedule A are Flexible Premium Deferred Variable Annuity policies.

Article II

Liability

1.	The Reinsurer’s liability for reinsurance under this Agreement will begin simultaneously with the Reinsured’s liability. The Reinsurer’s liability for reinsurance will terminate when the Reinsured’s liability terminates.

2.	The liability of the Reinsurer shall be settled and paid to the Reinsured monthly on the basis of the monthly reports prepared by the Reinsured in the form of Schedule B. Payment of any amount due to be paid by the Reinsurer or the Reinsured shall be determined on a net basis and shall be paid within two weeks after receipt of the monthly report.

3.	This is an agreement solely between the Reinsured and the Reinsurer. There will be no legal relationship between the Reinsurer and any person having an interest of any kind in the Policies.

Article III

Plan and Amount of Insurance

1.	Plan. Reinsurance under this Agreement will be on the yearly renewable term basis in accordance with the policies listed on Schedule A.

2.	Reduction and Terminations. If any of the Policies reinsured under this Agreement are reduced or terminated by payment of a death benefit, withdrawal or surrender, the reinsurance will be reduced proportionately or terminated.

Article IV

Reinsurance Premiums

1.	The monthly reinsurance premiums payable for the life of the policy will be equal to the current basis point charges (divided by 12), applied to the average beginning of the month and end of month account value for the month including all investment options for all durations. If the policyholder drops the GRIB or is beyond the maximum GRIB age, the monthly reinsurance premium would drop to the GMDB level.

Redacted

If the Reinsurer is required by law or regulation to hold reserves greater in aggregate than those produced by the reserve methodology described in Article VI of this Agreement, the Reinsurer reserves the right to increase the premium not to exceed the maximum charge shown above.

Article V

Reinsurance Benefit

1.	The GMDB reinsurance benefit is equal to the GMDB minus the Account Value on all new policies issued subsequent to the effective date in Article XVI.

2.	The GRIB reinsurance benefit on contracts which have elected the GRIB is equal

Redacted

Article VI

Reserves

1.	The methodology used to calculate reserves is as follows:

The reserves will be determined according to Actuarial Guideline 34, as it is written on the effective date of this Agreement, May 1, 1998.

Article VII

Claims

1.	All reinsurance claim settlements are subject to the terms and conditions of the particular Policy under which the Reinsured is liable.

2.	At the time of claim, the amount payable by the Reinsurer will be equal to the reinsurance benefit as defined in Article V.

3.	Payment of reinsurance proceeds will be made in a single sum regardless of the Reinsured’s mode of settlement.

Article VIII

Reporting

1.	The Reinsured will provide the Reinsurer with information necessary to properly account for the business reinsured, as specified in this section.

2.	Twenty (20) days after the end of each quarter, the Reinsured will submit a report substantially in accord with Schedule B. The Reinsured agrees to provide or make available to the Reinsurer such documentation as may be necessary to support the items reported.

3.	Termination Because of Non-Payment of Premium

When reinsurance premiums are delinquent, the Reinsurer shall have the right to terminate the reinsurance risks on the statement by giving the Reinsured thirty (30) days written notice. As of the close of this thirty-day period, all of the Reinsurer’s liability will terminate for

A.	The risks described in the preceding sentence and

B.	The risks where the reinsurance premiums became delinquent during the thirty-day period.

4.	Reinstatement of a Delinquent Statement

The Reinsured may reinstate the terminated risks within sixty (60) days after the effective date of termination by paying the unpaid reinsurance premiums for the risks in force prior to the termination. However, the Reinsurer will not be liable for any claim incurred between the date of termination and the date of reinstatement. The effective date of reinstatement will be the day the Reinsurer receives the required back premiums.

5.	Currency: The reinsurance premiums and benefits payable under this Agreement will be payable in the lawful money of the United States.

6.	Not later than twenty (20) days after the end of each quarter, the Reinsured will submit a report substantially in accordance with Schedule C.

7.	Not later than twenty (20) days after the end of each year, the Reinsured will submit a report substantially in accord with Schedule D.

Article IX

Annuitization

1.	Any annuitized Policy (going into pay-out status under an immediate annuity option offered in the contract) shall be deemed to be recaptured by the Reinsured and the Reinsurer shall have no further liability for the annuitized Policy.

Article X

General Provisions

1.	Reinsurance Conditions. The reinsurance is subject to the same limitations and conditions as the insurance under the Policy or Policies written by the Reinsured on which the reinsurance is based.

2.	Expenses. In no event will the Reinsurer have any liability for any extra-contractual damages which are rendered against the Reinsured as a result of acts, omissions or course of conduct committed by the Reinsured in connection with the Policies reinsured under this Agreement.

3.	Oversights. If there is an unintentional oversight or misunderstanding in the administration of this Agreement by either party, it can be corrected provided the correction takes place promptly after the oversight or misunderstanding is first discovered. Both parties will be restored to the position they would have occupied had the oversight or misunderstanding not occurred.

4.	Inspection. Each party, or its duly authorized representative, shall have access at any reasonable time during regular business hours to the original papers and any other books or documents relating to or affecting reinsurance under this Agreement.

It is mutually agreed that any information that is made available for inspection under this section of the Agreement shall be kept confidential and under no circumstances may this information be disclosed to, or made available for inspection by, any third party without the prior consent of the other party.

5.	Assignment or transfer. In no event shall either the Reinsured or the Reinsurer assign any of its rights, duties or obligations under this Agreement without the prior written approval of the other party. Such approval shall not unreasonably be withheld.

In no event shall either the Reinsured or the Reinsurer transfer either the Policies reinsured under this Agreement or the reinsurance without the prior written approval of the other party. Such approval shall not unreasonably be withheld.

6.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be construed in accordance with the applicable federal law and the laws of the State of Illinois.

7.	Premium Taxes. The Reinsurer will not be liable for premium taxes on direct annuity premiums received by the Reinsured.

8.	Insolvency of the Reinsured. The Reinsurer shall be liable only for the amounts reinsured and shall not be or become liable for any amounts or reserves to be held by the Reinsured on policies reinsured under this Agreement.

All reinsurance under this Agreement shall be payable by the Reinsurer directly to the Reinsured, its liquidator, receiver or statutory successor, on the basis of the liability of the Reinsured under the policy or policies reinsured without diminution because of the insolvency of the Reinsured. It is understood, however, that in the event of such insolvency, the liquidator or receiver or statutory successor of the Reinsured shall give written notice of the pendency of a claim against the Reinsured on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceedings, and that during the pendency of such claim the Reinsurer may investigate such claim, and interpose, at its own expense, in the proceedings where such claim is to be adjudicated, any defense or defenses which it may deem available to the Reinsured or its liquidator or receiver or statutory successor.

It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, again the Reinsured as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Reinsured solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Reinsured.

Insolvency of the Reinsurer. In the event the Reinsurer should become insolvent or suffer an impairment of capital to the extent that the Reinsurer cannot perform its obligations under this Agreement, the Reinsured will have the option to recapture the reinsurance under this Agreement, on or after the date of the Reinsurer’s insolvency by giving its liquidator, receiver or statutory successor written notice of such recapture. The liquidator, receiver or statutory successor shall return to the Reinsured any unearned reinsurance premiums as of the effective date of recapture.

However, if the Reinsured exercises its option to recapture under this Agreement, then the Reinsured must recapture the entire reinsurance under this Agreement and the Reinsured must pay the Reinsurer an amount equal of its unamortized acquisition cost on this Agreement.

9.	Entire Agreement. This Agreement shall constitute the entire agreement between the parties with respect to business reinsured hereunder. There is no understanding between the parties other than as expressed in this Agreement and any change or modification of this Agreement shall be null and void unless made by amendment to the Agreement and signed by both parties.

10.	Regulatory Compliance. The reinsurer agrees to comply with all regulatory directives required to permit the Reinsured to receive statutory reserve credit for the reinsurance ceded under this Agreement.

The Reinsured represents that it has secured all necessary federal and state licenses and approvals and that it is operating in compliance with federal investment laws and state investment and insurance laws and regulations. However, the failure to secure any such license or approval, or failure to operate in compliance with any such laws or regulations, will not affect the obligations of the parties hereto.

Article XI

Recapture

1.	With the exception of the provision in Article VIII, Policies reinsured under this Agreement will not be eligible for recapture unless the Reinsurer increases the current premiums shown in Article IV on reinsurance in force. However, if recapture is desired, it will be subject to negotiation.

Article XII

Arbitration

1.	Any controversy or claim arising out of or relating to this Agreement will be settled by arbitration.

2.	There must be three arbitrators who will be officers of life insurance companies other than the contracting companies or their subsidiaries or affiliates. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third.

In the event either contracting company is unable to choose an arbitrator within thirty days after the other contracting company has given written notice of its arbitrator appointment, the contracting company which has given written notice may choose two arbitrators who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots.

3.	With regard to (2) above, arbitration must be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association which will be in effect on the date of delivery of demand for arbitration.

4.	Each contracting company must pay part of the arbitration expenses as allocated by the arbitrators.

5.	The award made by the arbitrators will be final, and judgment may be entered upon it in any court having jurisdiction.

Article XIII

Improper Solicitation of Policy Owners

1.	Generally, the parties to this Agreement agree not to contact the owners of the policies for the purpose of soliciting surrender of the policies. Any exchange offer or program, no matter the scope that affects a contract covered by this Agreement, shall be agreed upon by the parties.

2.	Neither the Reinsured nor the Reinsurer will cause or permit the existence of this Reinsurance Agreement to be communicated to any current or prospective policyholder unless required by regulations without the prior written approval of either party. Communication to the owners will be acceptable only if those communications are required by regulations to disclose reinsurers.

Article XIV

DAC Tax - Section 1.848-2(g)(8) Election

The Reinsured and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for all subsequent taxable years for which this Agreement remains in effect.

1.	The term “party” will refer to either the Reinsured or the Reinsurer as appropriate.

2.	The terms used in this Article are defined by reference to Regulation Section 1.848-2 in effect December 1992.

3.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(l).

4.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or is otherwise required by the Internal Revenue Service.

5.	The Reinsured will submit a schedule to the Reinsurer by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsured stating that the Reinsured will report such net consideration in its tax return for the preceding calendar year.

6.	The Reinsurer may contest such calculation by providing an alternative calculation to the Reinsured in writing within thirty days of the Reinsurer’s receipt of the Reinsured’s calculation. If the Reinsurer does not so notify the Reinsured, the Reinsurer will report the net consideration as determined by the Reinsured in the Reinsurer’s tax return for the previous calendar year.

7.	If the Reinsurer contests the Reinsured’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Reinsured and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

Article XV

Duration of Agreement

1.	This Agreement may be terminated with respect to new Policies at any time by either company giving ninety (90) days’ prior written notice of termination. The day the notice is deposited in the mail addressed to the Home Office or to an Officer of either company will be the first day of the ninety-day period. The Agreement may not be terminated as to existing Policies reinsured by this Agreement unless both parties agree to terminate the business and is evidenced by a fully executed written termination agreement.

2.	During the ninety-day period, this Agreement will continue to remain in force.

3.	After termination, the Reinsurer and the Reinsured shall remain liable for all reinsurance which became effective prior to the termination of this Agreement.

Article XVI

Execution

In witness of the above, this Agreement is signed in duplicate at the dates and places indicated and shall be effective as of May 1, 1998.

Kemper Investors Life Insurance Company at Long Grove, Illinois,
on Oct. 15, 1998.

By:	/s/ Illegible	Redacted
Title: Actuarial Officer

By:	/s/ Illegible
Title: Actuarial Officer

Schedule A

Business Reinsured

1.	The insureds must purchase contracts from the Reinsured consistent with its normal procedures and practices.

2.	Form Name and Type	Form Number

	Kemper Destinations	L-1550

L-8165
3.	Additional Forms

None

Schedule B

Quarterly Reporting

Due twenty (20) days after quarter end:

1.	Premiums due the Reinsurer split by first year and renewal.

2.	Claims payable by the Reinsurer.

3.	Current Account Value by fund.

4.	Annualized unit return on each fund. The annualized return is the net accumulation rate for the policyholder after mortality and expense charges.

5.	Reserves calculated as described in Article VI.

6.	Information contained in the following Policy Exhibit:

Previous Balance (as of prior month end)	No. of policies	Account Value
New Issues	No. of policies	Deposits
Renewal Deposits	No. of policies	Deposits
Total Surrenders/Deaths/Annuitizations	No. of policies	Account Value
Partial Withdrawals	No. of policies	Account Value
Claims	No. of policies	Net Amount at Risk
Current Balance (as of current month end)	No. of policies	Account Value

Schedule C

Additional Quarterly Reporting

Due twenty (20) days after quarter end:

1.	Current account value split by quinquennial attained age and sex.

2.	Current Net Amount at Risk split by quinquennial attained age and sex.

3.	Surrender value split by quinquennial attained age and sex.

4.	Guaranteed Minimum Death Benefit split by quinquennial attained age and sex.

5.	Deposits by quinquennial attained age and sex.

6.	Name and date of birth on all policies with an Account Value greater than $2 million.

Schedule D

Annual Reporting

Notification of any change in fund structure, e.g., addition or deletion of fund, change in investment policy or fund manager, etc.

Schedule E

Subaccounts

Investors Fund Series

Kemper Money Market Portfolio

Kemper Government Securities Portfolio

Kemper Investment Grade Bond Portfolio

Kemper Global Income Portfolio

Kemper Horizon 5 Portfolio

Kemper High Yield Portfolio

Kemper Horizon 10+ Portfolio

Kemper Total Return Portfolio

Kemper Horizon 20+ Portfolio

Kemper Value+Growth Portfolio

Kemper Blue Chip Portfolio

Kemper International Portfolio

Kemper Contrarian Value Portfolio

Kemper Small Cap Value Portfolio

Kemper Small Cap Growth Portfolio

Kemper Growth Portfolio

Kemper Global Blue Chip Portfolio

Kemper-Dreman High Return Equity Portfolio

Kemper-Dreman Financial Services Portfolio

Scudder Variable Life Investment Fun

Scudder VLIF Global Discovery Portfolio

Scudder VLIF Growth and Income Portfolio

Scudder VLIF International Portfolio

Scudder VLIF Capital Growth Portfolio

Janus Aspen Series

Janis Growth Portfolio

Janis Growth and Income Portfolio

Warburg Pincus Trust

Warburg Emerging Markets Portfolio

Warburg Post-Venture Capital Portfolio

Schedule F

Prospectuses

Prospectuses for the annuity plans covered under this Agreement.